

June 12, 2015

Via E-mail
Nate Engel
Chief Executive Officer
International Endeavors Corporation
43020 Blackdeer Loop
Temecula, California 92590

  Re: International Endeavors Corporation
    Amendment No. 1 to Registration Statement on Form S-1
    Filed May 14, 2015
    File No. 333-202639

Dear Mr. Engel:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2015 letter.

General

1. We note your response to comment 1 of our letter dated April 9, 2015. Please clarify whether the private offering document was presented to potential investors in this offering in reliance on Section 5(d) of the Securities Act. If the private offering document was presented to potential investors in this offering in reliance on Section 5(d) of the Securities Act, please supplementally provide us with copies of the document.

2. We note your response to comment 2 of our letter dated April 9, 2015 and we reissue our prior comment. We note that your financial statements for fiscal year ended December 31, 2014 reflect that, in addition to your assets mostly consisting of land and cash, all of your revenues are from leases. Thus, it appears that the company's current business is primarily that of acquiring and holding for investment real estate. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11.

Risk Factors, page 8

As there is no public market…, page 10

3.   We note your revised disclosure in response to comment 5. Please revise to remove references to "listing" on the OTC Bulletin Board.

Description of Business, page 17

4.   We note your response to comment 6. Please also provide us with support for your statements that "the U.S. RV property industry increased from 4.40 Billion in 2009 to 4.83 Billion in 2014" and that "the number of RV property establishments increased from 12,804 in 2009 to 13,828 in early 2015." We also note your citation of industry data from studies by Gomberg-Fredrikson & Associates; International Wine and Spirit Research; The Beverage Information Group; and the Wine Institute. Please provide us with support for this quantitative and qualitative industry data. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

5.   We note your disclosure in response to comment 9 that you currently lease spaces on a monthly basis. Please also disclose here or in the MD&A section, the number of RV sites that you have leased per month since you commenced operations.

        You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

                                                Sincerely,

                                                /s/ Tom Kluck

                                                Tom Kluck
                                                Legal Branch Chief